                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549





                                    FORM 11-K





               (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1999

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             For the transition period from ___________to __________

                         Commission file number 0-13818


            POPULAR LEASING & RENTAL, INC. RETIREMENT & SAVINGS PLAN

                (Full title of the Plan and address of the Plan, if different from that of the issuer named below)





                                  POPULAR, INC.

                             209 MUNOZ RIVERA AVENUE
                           HATO REY, PUERTO RICO 00918


             (Name of issuer of the securities held pursuant to the
               plan and the address of principal executive office)

POPULAR LEASING & RENTAL, INC.
RETIREMENT AND SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 1999 AND 1998




                                                                  PAGE

Financial Statements:

    Report of Independent Accountants ......................        1

    Statements of Net Assets Available for
     Benefits as of December 31, 1999 and 1998 .............        2

    Statement of Changes in Net Assets Available
     for Benefits for the year ended December 31, 1999 .....        3

    Notes to Financial Statements ..........................      4-9

Supplemental Schedule:*

Exhibit I - Schedule of Assets Held for
     Investment Purposes as of December 31, 1999............       10

Signature...................................................       11

Consent of Independent Accountants..........................       12



* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

[PRICEWATERHOUSECOOPERS LOGO]

                                                      PRICEWATERHOUSECOOPERS LLP
                                                      PO Box 363566
                                                      San Juan PR 00936-3566
                                                      Telephone (787) 754 9090


                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of Popular Leasing & Rental, Inc.
Retirement and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Popular Leasing & Rental, Inc. Retirement and Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

June 5, 2000

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2001
Stamp 1644756 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

POPULAR LEASING & RENTAL, INC.
RETIREMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998





                                                           1999             1998

                                        ASSETS

Investments, at fair value                             $  4,113,608     $  3,616,855
                                                       ------------     ------------
Receivables:
  Contribution receivable                                        --           36,593
  Profit sharing receivable                                 209,835          198,306
  Dividend and interest receivable                          133,747           95,425
                                                       ------------     ------------

                                                            343,582          330,324
                                                       ------------     ------------

Cash and cash equivalents                                    20,471           19,496
                                                       ------------     ------------

       Total assets                                       4,477,661        3,966,675
                                                       ------------     ------------

                                     LIABILITIES

Investments purchased payable                                14,123               --
                                                       ------------     ------------

       Total liabilities                                     14,123               --
                                                       ------------     ------------

Net assets available for benefits                      $  4,463,538     $  3,966,675
                                                       ------------     ------------


   The accompanying notes are an integral part of these financial statements.

POPULAR LEASING & RENTAL, INC.
RETIREMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999






Additions (deductions) to net assets:
  Investment income
      Net depreciation in fair value of investments         $   (465,373)
      Interest                                                    10,745
      Dividends                                                  193,540
                                                            ------------

      Total investment loss                                     (261,088)
                                                            ------------

  Contributions:
      Employer                                                   439,910
      Participants                                               559,702
      Rollover from other qualified plans                          2,553
                                                            ------------

      Total contributions                                      1,002,165
                                                            ------------

      Total additions                                            741,077
                                                            ------------

  Deductions from net assets -
      Benefits paid to participants                              244,214
                                                            ------------

Net increase                                                     496,863

Assets available for benefits:
  Beginning of year                                            3,966,675
                                                            ------------

  End of year                                               $  4,463,538
                                                            ------------


   The accompanying notes are an integral part of these financial statements.

POPULAR LEASING & RENTAL, INC.
RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


1.       DESCRIPTION OF PLAN

         The following description of Popular Leasing & Rental, Inc. Retirement and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of its provisions.

         General

         The Plan is a defined contribution plan, which became effective on January 1, 1995, covering substantially all employees of Popular Leasing and Rental, Inc. (the "Company") (a wholly-owned subsidiary of Popular, Inc.) who have one year of service (work at least 365 days in aggregate), are at least eighteen years old, and are residents of the Commonwealth of Puerto Rico. The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico. The Plan is subject to the provisions of Employee Retirement Security Act of 1974 ("ERISA").

         Prior to 1995 Popular Leasing and Velco (affiliated company) employees were part of the Banco Popular de Puerto Rico (direct parent company of Popular Leasing and Rental, Inc.) Retirement Plan. Upon the restructuring and consolidation of Popular Leasing and Velco, the Plan was created. All benefits belonging to the Company's employees on the Banco Popular de Puerto Rico Retirement Plan were frozen.

         Contributions

         Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 10% of their monthly compensation before overtime. At no time may participant contributions exceed the lesser of 10% of the participant's compensation, as defined, or $8,000. The Company matches participant's pre-tax contributions at the rate of 50 cents for each dollar saved on the first 8% of participant's compensation. In addition, the Company may make other contributions out of its net profits in such amounts as the Company may determine.

         Participant Accounts

         Each participant account is credited with its contribution and allocation of (a) the Company's matching and profit sharing contribution, (b) plan earnings, and (c) forfeitures of terminated participants' nonvested accounts with at least five periods of consecutive breaks in service. For purposes of the above, a break in service with respect to an employee, means an eligibility computation period (one year) during which such employee does not complete more than 183 days of service. During the break in service period, if the terminated participant is re-employed by the Company, the current value of such forfeited amounts shall be restored to the participant's account. As of December 31, 1999, no forfeitures have occurred since the Plan is less than five years old. Allocations are based on the proportion that each participant's compensation during the Plan year bears to the total compensation during such Plan year or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. The net change in the value of the Plan is posted to the participants accounts on a monthly basis.

POPULAR LEASING & RENTAL, INC.
RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

         VESTING

         Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is based on years of service. The Company's contributions vest in accordance with the following schedule:


                  YEARS OF SERVICE                   VESTING %

                     Less than 1                          0
                      At least 1                         20
                      At least 2                         40
                      At least 3                         60
                      At least 4                         80
                      At least 5                        100

         Investment Options

         Upon enrollment in the Plan, a participant may elect to have its contributions invested in one or more of the following funds:


                     FUND                                        DESCRIPTION

         Dreyfus Emerging Leaders Fund                An open-end fund whose investment
                                                      objective seeks capital growth. The
                                                      Fund seeks to achieve its objective
                                                      by investing at least 65% of the
                                                      value of its total assets in equity
                                                      securities of domestic and foreign
                                                      issuers.

         Vanguard-Windsor II Fund                     An open-end, growth and income
                                                      fund. The investment objective of
                                                      the Fund is to provide long-term
                                                      growth of capital and income. A
                                                      secondary objective is to provide
                                                      current income. The fund follows a
                                                      flexible investment strategy,
                                                      emphasizing income producing stocks
                                                      which are believed to be
                                                      under-valued by the market at the
                                                      time of purchase.

         Vanguard Total Bond Market Index             An open-end fund whose investment
         Fund                                         objective seeks a high level of
                                                      interest income. The Fund pursues
                                                      its objective by investing in
                                                      fixed-income securities with
                                                      prescribed maturity and credit
                                                      quality standards.

         Banker's Trust International Equity          An open-end, no-load fund whose
         Fund                                         investment objective seeks
                                                      long-term capital appreciation. The
                                                      Fund seeks to achieve its objective
                                                      by investing in foreign equity
                                                      securities or other securities with
                                                      equity characteristics. The Fund
                                                      changed its name to Deutsche
                                                      International Equity Fund effective
                                                      January 31, 2000.

         Fidelity Advisors Equity                     The Fund invests primarily in the
         Growth Institutional Fund                    common and preferred stock and
                                                      securities convertible into common
                                                      stock of companies with above
                                                      average earnings or sales growth.
                                                      Emphasis is placed on smaller less
                                                      well-known companies.

         Popular, Inc.  Common Stock                  Investment in Popular, Inc.'s
                                                      common stock. Popular, Inc. is the
                                                      Company's ultimate parent.

POPULAR LEASING & RENTAL, INC.
Retirement and Savings Plan
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


         Participants may change their investment options quarterly.

         Payment of Benefits

         Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement and only from after-tax contributions. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. On termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum amount equal to the value of the vested interest in his or her account or installment payments. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

         Effective on June 1, 1997, an amendment was made to the Puerto Rico Internal Revenue Code Section 1165(b) which requires that a 20% tax be withheld from termination payments in excess of after-tax participant contributions.

         Plan Expenses and Administration

         The Company is responsible for the general administration of the Plan and for carrying out the provisions thereof.

         Contributions are held and managed by a trustee appointed by the Board of Directors of the Company, which invests cash received, interest and dividend income and makes distributions to participants. Banco Popular de Puerto Rico is the trustee and recordkeeper of the Plan. Banco Santander de Puerto Rico is the trustee for the investment in Popular, Inc. stock. All expenses of the Plan are borne by the Company.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting

         The Plan's financial statements are prepared on the accrual basis of accounting.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         Plan investments are presented at fair value. Shares of registered investment companies are presented at quoted market prices which represent the net asset value of shares held by the Plan at the reporting date. Popular, Inc.'s common stock is valued at its quoted market price. The plan presents in the statement of changes in assets available for benefits the net appreciation

POPULAR LEASING & RENTAL, INC.
RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


         (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them.

         Purchases and sales of securities are recorded on the trade date basis. Dividends and interest earned are recorded on the accrual basis and credited to each participant's account, as appropriate, based on proportional shares held at the date of record.

         Contributions

         Employee and Company matching contributions are recorded in the year in which the Company makes the payroll deductions from the participants earnings.

         Transfer of Assets to Other Plans

         Company employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury or by the Internal Revenue Service (the "IRS").

         Payment of Benefits

         Benefits are recorded when paid.

         Other

         Certain amounts reflected in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

3.       INVESTMENTS

         The following table presents the Plan's investments that represent five percent or more of the Plan's assets at December 31:


                                                                      DECEMBER 31,
                                                            1999                          1998
                                                    # OF                          # OF
                                                   SHARES         VALUE          SHARES         VALUE
         Mutual Funds:
           Vanguard Windsor II                   20,131.969     $  502,695     13,895.218     $  414,772
           Fidelity Advisor Equity Growth
           Institutional                         11,528.416     $  841,805      7,629.342     $  442,807
         Common stock - Popular, Inc.            90,407.159     $2,525,705     77,274.103     $2,627,319

         During 1999, the Plan's investments (including gains and losses on investments bought and sold) appreciated (depreciated) in value as follows:


                  Mutual funds                                 $   66,841
                  Common stock                                   (532,214)
                                                               ----------

                                                               $ (465,373)
                                                               ----------

POPULAR LEASING & RENTAL, INC.
RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


4.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participant in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

5.       TAX STATUS

         The Puerto Rico Department of Treasury has determined and informed the Company that the Master Plan and the related trust are designed in accordance with the applicable Puerto Rico income tax law and, therefore, the Plan is exempt from income taxes. The Plan and the income tax law have been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law. Therefore, no provision for income taxes has been included in the Plan's financial statements. During 1999, the Plan did not comply with the highly compensated and non-highly compensated employees discrimination test required by ERISA. Management determined that to correct this non-compliance event, the Company will have to make additional contributions to the Plan of approximately $3,600 for the non-highly compensated employees. Management believes, based on legal counsel opinion, that this non-compliance event will not have an effect in the Plan's tax status.

6.       PROFIT SHARING CONTRIBUTION RECEIVABLE

         The Board of Directors of the Company approved a profit sharing contribution of $209,835 and $198,306 based on 1999 and 1998 Company profits, respectively. These amounts are presented in the accompanying financial statements as a receivable as of December 31, 1999 and 1998, respectively. These amounts were subsequently collected in February 2000 and February 1999, respectively.

7.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500


                                                                                        1999              1998

         Net Assets available for benefits:
         Net Assets available for benefits per the financial statements             $  4,463,538      $  3,966,675
         Amounts allocated to withdrawing participants                                    (2,472)               --
                                                                                    ------------      ------------

         Assets available for benefits per the Form 5500                            $  4,461,066      $  3,966,675
                                                                                    ------------      ------------

         Benefits paid to participants:
         Benefits paid to participants per the financial statements                 $    244,214      $    136,208
         Amounts allocated to withdrawing participants at December 31, 1999                2,472                --
         Amounts allocated to withdrawing participants at December 31, 1998                   --            (4,952)
                                                                                    ------------      ------------

         Benefits paid to participants per the Form 5500                            $    246,686      $    131,256
                                                                                    ------------      ------------

POPULAR LEASING & RENTAL, INC.
RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date, whereas for financial statement purposes these amounts are not recognized until disbursed.

                                                           SUPPLEMENTAL SCHEDULE
                                                                       EXHIBIT 1


POPULAR LEASING & RENTAL, INC.
RETIREMENT AND SAVINGS PLAN
LINE 29 A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES FORM 5500 DECEMBER 31, 1999


            IDENTITY OF ISSUE                        DESCRIPTION              CURRENT
                                                    OF INVESTMENT              VALUE

Vanguard Total Bond Market Index Fund                Mutual Fund
                                                   13,858.374 Units         $   132,486

Vanguard Windsor II Fund                             Mutual Fund
                                                   20,131.969 Units             502,695

Dreyfus Emerging Leaders Fund                        Mutual Fund
                                                   2,221.259 Units               81,587

Fidelity Advisor Equity Growth                       Mutual Fund
    Institutional Fund                             11,528.416 Units             841,805

Banker's Trust International Equity Fund             Mutual Fund
                                                    917.411 Units                29,330

Popular, Inc. *                                      Common stock
                                                  90,407.159 shares           2,525,705
                                                                            -----------

                                                                            $ 4,113,608
                                                                            ===========



*Party in-interest

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                              POPULAR LEASING & RENTAL, INC.
                                                RETIREMENT & SAVINGS PLAN
                                                      (Name of Plan)



                                    By:      /s/ Maria Isabel Burckhart
                                             -----------------------------------
                                                Maria Isabel Burckhart
                                                Authorized Representative



                                    By:      /s/ Jorge A. Junquera
                                             -----------------------------------
                                                Jorge A. Junquera
                                                Authorized Representative
                                                in the United States



Date: June 27, 2000

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